Exhibit 10.2
EXECUTION VERSION
September 12, 2005
Mr. Scott Purviance
American Wholesale Insurance Group, Inc.
4064 Colony Road, Suite 450
Charlotte, NC 28211
Dear Scott,
     This letter confirms the terms of your continued investment in American Wholesale Insurance Holding Company, LLC (“Holdings”) and your employment by American Wholesale Insurance Group, Inc. (the “Company”), Holdings’ subsidiary.
1.	Your title shall be Chief Financial Officer of the Company. You shall render such services to the Company, and have such authority and responsibilities, as are customary for a chief financial officer. You shall consider your employment by the Company as your principal employment, and you shall devote all necessary time and attention (and your full business time and attention) to your duties and responsibilities as Chief Financial Officer. During the term of your employment, you shall not maintain any other employment without the consent of the Board of Directors of the Company (the ‘‘Board”). You shall report directly to the President & CEO of the Company and be subject to the overall direction and authority of the Board. You will be expected to travel to the degree necessary and appropriate to perform the duties and responsibilities of your position.

2.	The terms of your employment with the Company shall be governed by this agreement as of the date hereof and shall continue to be governed by this agreement, as amended or modified from time to time, until your employment is terminated. The Company may terminate your employment for Cause (as defined below) upon written notice to you. The Company may terminate your employment without Cause upon thirty (30) days written notice to you. You may terminate your employment for any reason upon thirty (30) days written notice to the Company. Your employment would also terminate as a result of your death or Disability. “Disability” means a termination of employment in which you are eligible for, and are receiving, long-term disability benefits under the Company’s long-term disability plan. If you are not eligible or elect not to receive such benefits, “Disability” means any physical or mental impairment that renders you unable to perform the important functions of your job under the terms of this agreement for a period of at least 180 days during a twelve-month period. At the Company’s request, you shall submit to an examination by a duly licensed physician who is mutually acceptable to the Company and you for the purpose of determining whether you have a Disability, and you shall authorize the physician to release the results of your examination to the Company.

3.	Effective January 1, 2006, and for the period thereafter that you are employed by the Company, your salary will be $300,000 per year and an additional salary equal to the actual dues owed by you for such month for membership at a country club, up to a maximum monthly amount of $500 (collectively, “Base Salary”), in each case, payable in installments according to the Company’s regular payroll schedule and subject to applicable withholdings and other applicable governmental rules and regulations. Base Salary and all bonus amounts payable hereunder shall be reviewed annually for increase. You shall provide the Company with supporting documentation of the country club dues incurred by you described above. Notwithstanding the foregoing, for the period from the effective date of this agreement through December 31, 2005, your Base Salary will be paid on the basis of an annual salary of $225,000 (plus country club dues), and you shall be entitled to a cash bonus, payable March 15, 2006, in the amount of $75,000, in each case, subject to applicable withholdings and other applicable governmental rules and regulations.

4.	Beginning for the calendar year 2006, you are eligible to receive an annual incentive bonus while you are employed by the Company in an amount equal to up to $110,000. The criteria for the annual incentive bonus and any bonus amount shall be determined by the Board, in good faith consultation with you.

Any bonus payments made pursuant to this agreement shall be subject to applicable withholdings and other applicable governmental rules and regulations. Any bonus payable to you pursuant to this Section 4 shall be paid no later than March 15th of the year immediately following the taxable year in which such bonus is earned.

5.	Upon execution of Holdings’ Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”) and an Executive Unit Agreement (an “Executive Unit Agreement”), you will be issued (i) Class B Units (the “Class B Units”), (ii) Class C Units (the “Class C Units”), (iii) Class D Units (the “Class D Units”) and (iv) Class E Units (the “Class E Units”, and together with the Class B Units, Class C Units and Class D Units, collectively the “Management Units”) in Holdings as follows:
i.	Your Class B Units shall constitute 0.375% of the common equity interests of Holdings on a fully diluted basis as of the date hereof (to the extent in-the-money), which will participate in distributions after the relevant Investment Target (as defined below) has been met.

ii.	Your Class C Units shall constitute 0.375% of the common equity interests of Holdings on a fully diluted basis as of the date hereof (to the extent in-the-money), which will participate in distributions after the relevant Investment Target (as defined below) has been met.

iii.	Your Class D Units shall constitute 0.375% of the common equity interests of Holdings on a fully diluted basis as of the date hereof (to the extent in-the-money), which will participate in distributions after the relevant Investment Target (as defined below) has been met.

iv.	Your Class E Units shall constitute 0.375% of the common equity interests of Holdings on a fully diluted basis as of the date hereof (to the extent in-the-money), which will participate in distributions after the relevant Investment Target (as defined below) has been met.
The “Investment Target” shall be deemed met for any given class of Management Units when AmWINS Holdings, LLC (“Investor”) has achieved an IRR (as defined in Schedule 1 attached hereto) of at least the applicable IRR Target for such class of Management Units as set forth on Schedule 1 attached hereto. Any given class of Management Units shall only have the right to participate in distributions once the relevant Investment Target has been achieved, and shall not receive any amounts for distributions made prior to the time of achievement of such Investment Target.

6.	Your Class B Units, Class C Units, Class D Units and Class E Units will vest (pro rata as to each Class) over five years, with the first tranche (i.e., 20%) vesting on the first anniversary of the date of the closing (the “Closing Date”) of the transactions contemplated by the Unit Purchase Agreement (as defined below) and with pro rata vesting on a monthly basis thereafter, such that following the five year anniversary of the Closing Date your Management Units will be 100% vested. You will only be eligible to participate in distributions pursuant to Section 5 above to the extent your Management Units are vested. Any distributions made with respect to unvested but participating Management Units shall be set aside in an escrow to be paid to you upon vesting or, if vesting is not achieved, reallocated to the members of Holdings according to the terms of the LLC Agreement. The Management Units will have anti-dilution protection from any non-economic changes to Holdings (changes equivalent to unit splits, reverse unit splits and non-economic recapitalizations). Furthermore, upon a Sale (as defined term in LLC Agreement or Executive Unit Agreement) of Holdings or the Company, 100% of your Management Units will vest in accordance with the terms of your Executive Unit Agreement. Holdings shall approve such acceleration of vesting to the extent and in the manner required by Section 280G of the Internal Revenue Code of 1986, as amended, and the related Treasury regulations.

7.	You will be entitled to participate in all employee benefits made generally available to executives of the Company. If your employment with the Company is terminated for any reason, you shall be entitled to continue participation in any of the Company’s benefit plans that constitute group health plans (as defined in Section 5000(b)(1) of the Code) from and after the date of such termination by electing health continuation coverage pursuant to Section 4980B of the Internal Revenue Code and Part 6 of Subtitle B of Title I of ERISA (“COBRA”), plus the continued medical coverage described in subsection (ii) of the first paragraph of Section 8 below. The cost of such COBRA coverage shall be borne by you in accordance with the Company’s COBRA premiums for similarly situated employees.

8.	If your employment with the Company is terminated by the Company without Cause, including without limitation your death or Disability, or by you for Good Reason (as defined below): (i) the Company or Holdings will pay you or your estate, as applicable, or as may be directed by your or your estate’s legal representatives, an amount equal to your Base Salary, payable following the termination date in installments over a twelve month period according to the Company’s regular payroll schedule and subject to applicable withholdings and other applicable governmental rules and regulations; (ii) the Company or Holdings will continue to provide you and your dependents with comparable health insurance and benefits until the first anniversary of the termination at active employee rates (to the extent permitted by the Company’s benefit plans); (iii) except as provided in this agreement, you or your estate may retain ownership of your Class A common units, such ownership to be subject to the restrictions on transfer and other terms of the LLC Agreement; and (iv) your Management Units shall be subject to the terms (including repurchase terms) of the LLC Agreement and Executive Unit Agreement.

If your employment with the Company is terminated by the Company without Cause or by you for Good Reason, you shall be entitled to sell back your common units to Holdings (or its designee) up to a value of $300,000 at the fair market value of such common units as determined in accordance with the terms of the LLC Agreement as of the date of termination, if and only as long as: (i) you or your (or your estate’s) legal representative irrevocably elect to sell such common units within 30 days of termination, (ii) at the time of such payment and after giving effect to such payment (a) the Company would continue to have adequate cash availability (as determined by the Company in its good faith sole discretion) and (b) the Company and its subsidiaries would be in full compliance with all of its financing agreements (without any default, acceleration or any other potential adverse consequences being in existence or otherwise arising as a result of such payment), (iii) a Public Offering (as defined in the LLC Agreement) has not previously occurred and (iv) a Sale of the Company (as defined in the LLC Agreement) has not previously occurred in which all (or substantially all) of your common units were sold for cash. Subject to the preceding sentence, the purchase price for your common units as described above in this paragraph shall be paid on the one year anniversary of the date of termination.

In addition to any other benefit provided pursuant to this Section 8, upon any termination of employment, you will receive: (i) all accrued but unpaid (as of the effective date of such termination) Base Salary and benefits, including your earned but not yet paid bonus for the calendar year 2005, (ii) any accrued but unused vacation pay, (iii) any other amounts or benefits owing to you under the then applicable employee benefit plans of the Company (if any) and (iv) any unreimbursed business expenses (collectively, the “Accrued Amounts”). You agree you shall not be entitled to any salary, compensation or benefits from the Company after termination of your employment with the Company, except as expressly set forth in this agreement.

You shall not be required to mitigate the amount of your severance benefits payable pursuant to this Section 8.

You agree you shall not be entitled to any salary, compensation or benefits from the Company after termination of your employment with the Company, except as expressly set forth in this agreement or as contemplated by the Company’s employee benefit plans.

Notwithstanding the provisions of this Section 8, the Company shall not be obligated to make payments to you if you are in breach of Section 11.

“Cause” means (i) serious neglect by you in the performance of your duties to the Company under this agreement, other than by reason of your illness or Disability, which, in the case of serious neglect that is capable of being cured, is not cured to the reasonable satisfaction of the Board within a reasonable time after the Company gives you written notice of such neglect; (ii) a material breach by you of this agreement or, in your capacity as a member, the LLC Agreement that is not cured within thirty days after the Company has given you written notice of such breach; or (iii) fraud, theft, embezzlement, dishonest acts, illegal conduct or similar acts of willful misconduct by you resulting in damage to the business or reputation of the Company or of any of its affiliates.

“Good Reason” means without your written consent (not to be unreasonably withheld, conditioned or delayed), (i) any adverse change in your titles or a material reduction in your employment responsibilities, duties or authority with the Company or its subsidiaries as they existed as of the date of this agreement (which remains uncured 30 days following such time as you have given written notice to the Board of such adverse change or reduction); (ii) in the case of a sale of all or substantially all of the assets of the Company, the failure of any successor to the Company to assume the obligations of the Company hereunder (other than with respect to your equity arrangements set forth herein); or (iii) any breach of this agreement with respect to the payment of your Base Salary, bonus for 2005 (including bonus payable pursuant to the last proviso of Section 21) or benefits provided for in this agreement which is not cured within fifteen days (or thirty days in the case of benefits other than Base Salary and bonus) after written notice was delivered to the Company or Holdings by you specifying such breach.

9.	You understand and agree that your service as a director, manager, officer or employee with the Company creates a relationship of confidence and trust between you and the Company with respect to (i) all Proprietary Information (as defined below) and (ii) Third Party Information (as defined below). The information referred to in clauses (i) and (ii) of the preceding sentence is referred to in this agreement, collectively, as “Confidential Information.” At all times, both during your service as a director, manager, officer or employee with the Company and after its termination, you will keep in confidence and trust all such Confidential Information, and will not use or disclose any such Confidential Information without the written consent of the Company, except as may be necessary in the ordinary course of performing your duties to the Company. The restrictions set forth in this Section 9 will not apply to information which is generally known now or in the future to the public or in the trade, unless such knowledge results from an unauthorized disclosure by you, but this exception will not affect the application of any other provision of this agreement to such information in accordance with the terms of such provision. Furthermore, the restrictions set forth in this Section 9 will not apply to the extent that you are required by law (including pursuant to any subpoena) or legal or government process to disclose any Confidential Information.

“Proprietary Information” means information which the Company possesses or to which the Company has rights which has commercial value. Proprietary Information includes, by way of example and without limitation, trade secrets, product ideas, designs, configurations, processes, techniques, formula, software, source and object code, domain names, improvements, inventions, data, know-how, copyrightable materials, marketing plans and strategies, sales and financial reports and forecasts, and customer and client lists. Proprietary Information includes information developed by you in the course of your employment by the Company, that is used in the Business (as defined below) of the Company, as well as other confidential information to which you may have access in connection with your employment.

“Third Party Information” means confidential or proprietary information each party has received and may in the future receive from third parties subject to a duty on such party’s part to maintain the confidentiality of such information and to use it only for certain limited purposes.

10.	All documents, records, apparatus, equipment, software, hardware, manuals, guides, lists, customer and client information, correspondence, data, reports and all other property, whether or not pertaining to Proprietary Information, which are furnished to you by the Company or are developed by you in connection with your employment will be and remain the sole property of the Company. You will return to the Company all such materials and property promptly after requested by the Company. In any event, you will return all such materials and property promptly upon termination of your service as a director, manager, officer or employee with the Company for any reason. You will not take with you any such material or property or any copies thereof upon such termination. Notwithstanding the foregoing, you may retain your personal rolodex so long as it only contains only names, addresses and telephone numbers (whether in electronic format or otherwise) and all materials related to your employee benefits and compensation. Any references in Section 9 or this Section 10 to “the Company” shall be deemed to include the Company, its subsidiaries and any of their respective affiliates.

11.	During the term of your service as a director, manager, officer or employee with the Company under this agreement, and for a period ending two years from the date of your termination for any reason, thereafter (the “Non-Compete Period”), you will not (and will not take any steps toward or preparation in respect of), directly or indirectly, whether as an owner, partner, stockholder, consultant, agent, employee, co-venturer or otherwise, engage, participate, invest, or otherwise provide funds (“Participant”) in, or in support of, any business or business activity, including without limitation the wholesale insurance brokerage business, conducted by Holdings or any of its subsidiaries, including without limitation the Company, on or within two years prior to the date hereof (collectively, the “Business”). Nothing herein shall prohibit you from being a Participant in a business or enterprise engaged in a business other than the Business, provided that you do not participate in the business unit conducting the Business or other Business activities of such business or enterprise (“Competitor”). Notwithstanding the foregoing, you understand that you may hold stock in a Competitor if the stock is publicly traded and the amount of stock you hold is less than 5% of the outstanding capital stock of the Competitor. You hereby acknowledge that pursuit of the activities forbidden by this Section 11 would necessarily involve the use or disclosure of Proprietary Information in breach of this agreement. To forestall such disclosure, use and breach, during the Non-Compete Period, you shall not (i) induce or attempt to induce any employee of the Company to leave the employ of the Company, or in any way interfere with the relationship between the Company and any employee thereof, (ii) hire directly or through another entity any person who was an employee, independent contractor or consultant of the Company at any time during the Non-Compete Period, or (iii) induce or attempt to induce any referral source, customer, client, supplier, licensee or other business relation of the Company to cease doing business with the Company, or otherwise call-on, solicit, service or in any other way interfere with the relationship between any such referral source, customer, client, supplier, licensee or business relation and the Company; provided, that this Section 11 shall not be interpreted to apply to the exercise of your duties as chief financial officer of the Company. You understand that the restrictions set forth in this Section 11 are intended to protect the Company’s interest in its Proprietary Information and established customer and client relationships and goodwill, and agree that such restrictions are reasonable and appropriate for this purpose and do not unreasonably impose limitations on your ability to earn a living. Nothing herein shall prohibit you from serving as a reference for an employee. You agree that it would be difficult to measure any damages caused to the Company which might result from any breach by you of the promises set forth in this agreement, and that in any event money damages would be an inadequate remedy for any such breach. Accordingly, you agree that if you breach any portion of this agreement, the Company shall be entitled, in addition to all other remedies that it may have, to an injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Company. The noncompetition, nonsolicitation, confidentiality and no-hire provisions contained in this agreement shall be in addition to, and not in lieu of, any other similar provisions contained in any agreements between you and any of Holdings and its subsidiaries (including but not limited to the Company).

12.	For your convenience, attached hereto are summaries of certain terms of the LLC Agreement and the Executive Unit Agreement (which contain the key terms of your Management Units and common units). While each of the summaries represent an overview of the LLC Agreement and the Executive Unit Agreement, these summaries do not constitute a binding contract and are being provided solely for the purpose of outlining those terms pursuant to which the LLC Agreement, the Executive Unit Agreement and any related documents may be entered into. Therefore, you should review the LLC Agreement, the Executive Unit Agreement and any related documents in its entirety, as the LLC Agreement, the Executive Unit Agreement and any related documents will control your Management Units and common units in all events.

13.	You agree that Holdings and the Company, as the case may be, shall only have obligations under Sections 6, 7 and 8 above (other than Accrued Amounts), if, and only if, after your employment with the Company is terminated you have executed and delivered to Holdings and the Company an unconditional Release of Claims, and only so long as you have not revoked or breached the provisions of such Release of Claims, this agreement or any other agreement between you and Holdings or one of its subsidiaries, including but not limited to the Company, and do not apply for unemployment compensation chargeable to the Company. The Release of Claims described in this paragraph shall exclude your rights to enforce this agreement or any other written agreement, rights under applicable law that can not be waived and rights to indemnification and coverage under liability insurance.

14.	By accepting this agreement, you confirm that this agreement supercedes any previous agreements regarding your employment; that this letter sets forth the entire agreement with respect to your employment; that you have not relied on any representations not set forth in this letter; that your employment by the Company will not violate any other agreements by which you are bound; that you are not a party to or bound by any employment agreement, non-compete agreement or confidentiality agreement with any other person or entity; that upon the execution and delivery by you, the Company and Holdings of this agreement, this agreement shall be a valid and binding obligation of you, the Company and Holdings, enforceable against you in accordance with its terms (it being understood that an assignment by you of this agreement may not be made without our consent); and that your employment will be “at will”, meaning either you or the Company may terminate your employment at any time, with or without cause, subject to the provisions hereof.

15.	You acknowledge that all out-of-pocket expenses (including without limitation, all fees and expenses of counsel, accountants, investment bankers, experts, and consultants to the party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, and execution of this agreement and the other agreements and transactions contemplated herein shall be borne solely and entirely by the party that has incurred the same.

16.	In the event of any termination of employment hereunder, you shall be under no obligation to seek other employment and there shall be no offset against any amounts due you under this agreement on account of any remuneration attributable to any subsequent employment that you may obtain.

17.	By accepting this agreement you hereby agree and acknowledge that, neither the Company nor any of its affiliates makes any representations with respect to the application of Internal Revenue Code 409A to any tax, economic or legal consequences of any payments payable to you hereunder (including, without limitation, payments pursuant to Sections 3 and 8 above) and, by the acceptance of the this agreement, Employee agrees to accept the potential application of Internal Revenue Code 409A to the tax and legal consequences of payments payable to you hereunder (including, without limitation, payments pursuant to Sections 3 and 8 above). In addition, you agree to hold harmless and indemnify the Company and its subsidiaries and affiliates from any taxes (other than taxes and penalties under Internal Revenue Code § 280G and the Company’s share of taxes that you as a matter of law have no responsibility for (e.g., Company’s share of FICA taxes)) imposed on your compensation (including without limitation any withholding or other tax obligations of the Company with respect thereto), together with any interest and penalties related thereto. The Company agrees to cooperate with you to amend this agreement to the extent you deem necessary to avoid imposition of any additional tax or income recognition prior to actual payment to you under Internal Revenue Code §409A and any temporary or final Treasury Regulations and IRS guidance thereunder, but only to the extent such amendment would not (and could not) have an adverse effect on the Company and would not provide you with any additional material rights, in each case as determined by the Company in its sole discretion.

18.	Holdings and the Company shall indemnify you in accordance with their respective constituent documents, including but not limited to the LLC Agreement, and otherwise in your capacity as an officer, director or manager of the Company or Holdings, as the case may be, to the maximum extent permitted by law.

19.	If any portion or provision of this agreement is to any extent declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, will not be affected thereby, and each portion and provision of this agreement shall be valid and enforceable to the fullest extent permitted by law. In the event that any provision of this agreement is determined by any court of competent jurisdiction to be unenforceable by reason of excessive scope as to geographic, temporal or functional coverage, such provision will be deemed to extend only over the maximum geographic, temporal and functional scope as to which it may be enforceable.

20.	If this agreement is executed prior to the Closing Date of the transactions contemplated by that certain Unit Purchase Agreement (the “Unit Purchase Agreement”) between Investor, Holdings and the sellers listed therein, then this agreement shall not become effective until such Closing Date, and all references contained in this agreement to “the date of this agreement” or “the date hereof” shall be deemed to be references to the Closing Date. For the avoidance of doubt, this agreement shall become void and be of no further force and effect is such transactions contemplated by the Unit Purchase Agreement are not consummated.

21.	You acknowledge and agree that the Base Salary and bonus provisions of this agreement applicable to any period beginning on or after January 1, 2006 shall not be effective unless or until the expense savings of the Company resulting from the departure of individuals who were employees of the Company as of August 31, 2005 shall equal at least $750,000 on an annualized basis; provided, that such expense savings shall be net of severance and other payments in respect of such individuals that must be recognized as an expense of the Company in accordance with generally accepted accounting principles after January 1, 2006 (it being understood and agreed that any severance paid in 2005 shall be deemed paid in 2006 for the purposes hereof

(other than solely in respect of continued base salary and existing benefits paid in accordance with the Company’s normal payroll practices through December 31, 2005) and, provided further, that if and for long as such Base Salary and bonus provisions are not effective by reason of this Section, your Base Salary and bonus arrangement in effect prior to January 1, 2006, shall be effective for all purposes of this agreement, and all bonuses paid consistent with such arrangement shall be considered Base Salary for all purposes of this agreement.

22.	This agreement shall be assignable by the Company only to an acquirer of all or substantially all of the assets of the Company. This agreement shall inure to the benefit of and be binding upon the personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, legatees and permitted assignees of the parties hereto.

23.	This agreement may be signed in two or more counterparts (including by facsimile). any one of which need not contain the signature of more than one party, but all such counterparts taken together will constitute one and the same agreement and shall be governed by the laws of the State of Delaware.

Sincerely,

American Wholesale Insurance Holding Company, LLC

	By:	/s/ M. Steven DeCarlo
	Name:	M. Steven DeCarlo
	Title:	Manager

American Wholesale Insurance Group, Inc.

	By:	/s/ M. Steven DeCarlo
	Name:	M. Steven DeCarlo
	Title:	President and CEO

Agreed and Accepted on ___, 2005:

/s/ Scott Purviance Scott Purviance

Agreed and Accepted on ___, 2005:

AmWINS Holdings, LLC

By: /s/ Marc Rubin Name: Marc Rubin Title: Vice President

Schedule 1

Management Units	IRR Target
Class B Units	10%
Class C Units	20%
Class D Units	30%
Class E Units	40%

“IRR” means the annual interest rate (compounded annually) which, when used to calculate the net present value as of the date of this agreement of all Investor Cash Inflows (as defined in the LLC Agreement) and all Investor Cash Outflows (as defined in the LLC Agreement), cause the difference between such net present value amounts to equal zero.

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